UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2019

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

The first and second paragraphs and “Forward Looking Statements” of the press release attached to this Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-227753) and Form F-3 (File Nos. 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 23, 2019, Can-Fite BioPharma Ltd. (the “Company”) issued a press release announcing that the Company’s Medical Director, Dr. Michael Silverman, has delivered a presentation titled “The Safety and Efficacy of Namodenoson in the Second Line Treatment of Advanced Hepatocellular Carcinoma (HCC) Patients with Underlying Child-Pugh B (CPB) Liver Cirrhosis: A Phase 2, Randomized, Double-Blind, Placebo-Controlled Study” at the International Liver Cancer Association (ILCA) annual conference on September 22, 2019 during the Novel Targets and Prognostic Markers Session.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated September 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2019	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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